                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)

                               SCHEID VINEYARDS INC.
                               ---------------------
                                  (NAME OF ISSUER)

                  CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                  ------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)

                                    806403 10 1
                                    -----------
                                   (CUSIP NUMBER)

                                  ALFRED G. SCHEID
                               13470 WASHINGTON BLVD.
                          MARINA DEL REY, CALIFORNIA 90292
                                   (310) 301-1555
                        ------------------------------------
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                        JANUARY 10, 1998 AND APRIL 27, 1998
                    --------------------------------------------
                       (DATES OF EVENT WHICH REQUIRES FILING
                                 OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 806403 10 1                   13D                      Page 2
                                        ---                      ------

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1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     ALFRED G. SCHEID

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /X/
     (See Instructions)                                     (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)       / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION



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                    7    SOLE VOTING POWER
NUMBER                   2,709,589 (See Item 5 of this Filing)
OF             -----------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             NONE
OWNED BY       -----------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                   2,709,589 (See Item 5 of this Filing)
WITH           -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,709,589 (See Item 5 of this Filing)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                            / X /
                                             (See Item 5 of this Filing)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.8% (40.4% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK) (See Item 5 of this Filing)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

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

CUSIP NO. 806403 10 1                   13D                      Page 3
                                        ---                      ------

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1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     ALFRED G. SCHEID, AS TRUSTEE OF THE ALFRED G. SCHEID REVOCABLE TRUST, DATED OCTOBER 8, 1992

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /X/
     (See Instructions)                                     (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)       / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER                   2,709,589 (See Item 5 of this Filing)
OF             -----------------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             NONE
OWNED BY       -----------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                   2,709,589 (See Item 5 of this Filing)
WITH           -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,709,589 (See Item 5 of this Filing)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.8% (40.4% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK) (See Item 5 of this Filing)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the Class A Common Stock, $.001 par value (the "Class A Common Stock"), of Scheid Vineyards Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 13470 Washington Blvd., Marina del Rey, California 90292.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  NAME

     This Amendment No. 2 to Schedule 13D is filed by (1) Alfred G. Scheid with respect to shares of Class A Common Stock deemed to be beneficially owned by him and (2) Alfred G. Scheid, as Trustee ("Trustee") of the Alfred G. Scheid Revocable Trust, dated October 8, 1992 (the "Trust"), with respect to shares of Class A Common Stock deemed to be beneficially owned by him in such capacity. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act.

     This Amendment No. 2 to Schedule 13D amends the amended and restated
     Schedule 13D (Amendment No. 1) previously filed by the Reporting Persons on January 9, 1998. Only items or portions of items that are being amended are set forth in this Amendment No. 2 to Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

Except as described in the following paragraphs of this Item 4, Mr. Scheid does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. Mr. Scheid expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Mr. Scheid reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, Mr. Scheid may purchase additional shares of Class A Common Stock or Class B Common Stock or may sell shares of Class A Common Stock or Class B Common Stock from time to time and as the case may be. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of his shares of Class A Common Stock, if any, or Class B Common Stock by the Securities Act of 1933, as amended, and the Lock-up Agreement, as described in Item 6 of the Reporting Persons' Amendment No. 1 to Schedule 13D, and the proposed further lock-up agreement described in Item 5 below.

On April 27, 1998, the Company filed with the Securities and Exchange Commission a Registration Statement (the "Registration Statement") on Form SB-2 under the Securities Act of 1933, as amended (the "Securities Act"). As described in the Registration Statement, Mr.


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Scheid, as Trustee, proposes to sell 1,000,000 shares of Class B Common Stock
(which will automatically convert into an equal number of shares of Class A Common Stock at the time of sale) in a firm commitment underwriting for which the managing underwriter will be Cruttenden Roth Incorporated. If the offering is completed, it is anticipated that Mr. Scheid will enter into an agreement for the benefit of the underwriters for such offering pursuant to which, among other things, Mr. Scheid will agree, subject to certain exceptions, not to sell or otherwise dispose of any securities of the Company for 180 days after the date of the final prospectus for such offering without the prior written consent of Cruttenden Roth Incorporated.

The Registration Statement also provides for the sale of up to an additional 150,000 shares of Class B Common Stock (which will automatically convert into an equal number of shares of Class A Common Stock at the time of sale) by other stockholders of the Company (including up to 10,000 shares by Mr. Scheid's wife) pursuant to the exercise, if any, of an overallotment option proposed to be granted to the underwriters.

The Registration Statement has not been declared effective by the Securities and Exchange Commission, and an underwriting agreement for the proposed offering has not been entered into. Accordingly, there can be no assurance that the proposed offering will occur on the terms contemplated by the Registration Statement or at all. The beneficial ownership of securities of the Company reported herein has been determined without giving effect to the proposed offering.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Beneficial ownership is determined in accordance with Section 13(d) of the Act and the rules of the Securities and Exchange Commission promulgated thereunder and generally includes voting or investment power (including dispositive power) with respect to securities. Shares of Class A Common Stock into which each Reporting Person's shares of Class B Common Stock may be converted on a one-for-one basis (as described below) within 60 days of the date of this Schedule 13D are deemed outstanding for computing the percentage of each Reporting Person's beneficial ownership of Class A Common Stock, but no other shares of Class A Common Stock into which any other person's shares of Class B Common Stock may be converted are deemed outstanding for purposes of computing the percentage of any Reporting Person's beneficial ownership of Class A Common Stock.

     Each share of Class B Common Stock has five votes compared to one vote for each share of Class A Common Stock on each matter upon which the holders of Class A Common Stock and Class B Common Stock vote together as a single class. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters except the election of Directors. The Class B Common Stock is convertible at the option of the holder thereof for shares of Class A Common Stock on a one-for-one share basis, subject to certain restrictions on transfer. Upon the occurrence of certain events, shares of the Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis.

     As of the date of this filing, Mr. Scheid, individually and as Trustee, is the beneficial owner of 2,709,589 shares of Class A Common Stock. These shares represent approximately 53.8% of the aggregate number of shares of Class A Common Stock (5,034,589) outstanding and deemed to be outstanding for purposes of this calculation. If all 3,375,000 outstanding shares of Class B Common Stock were converted to Class A Common Stock, Mr. Scheid, individually and as Trustee, would be the beneficial owner of approximately 40.4% of the outstanding shares of Class A Common Stock (6,700,000). The 2,709,589 shares of Class B Common Stock owned beneficially by Mr. Scheid, individually and as Trustee, constitute approximately 56.0% of the total combined voting power of the Class A Common Stock and the Class B Common Stock (when voting as a single class) and approximately 62.0% of the total voting power of the Class B Common Stock.

     On January 10, 1998, Mr. Scheid made various gifts of an aggregate of 195,000 shares of Class B Common Stock. Of these shares, 190,000 retained their status as shares of Class B Common Stock in the hands of the donees, and 5,000 shares were automatically converted into an equal number of shares of Class A Common Stock by operation of provisions set forth in the Company's Certificate of Incorporation.

     Mr. Scheid's wife, as trustee of a trust for her benefit, owns 100,000 shares of Class B Common Stock and is the beneficial owner of 100,000 shares of Class A Common Stock, representing approximately 4.1% of the aggregate number of shares of Class A Common Stock (2,425,000) outstanding and deemed to be outstanding for purposes of this calculation. From January 10, 1998 until February 11, 1998, Mr. Scheid's wife, as trustee of a trust for her benefit, owned an additional 120,000 shares of Class B Common Stock and therefore was the beneficial owner of an additional 120,000 shares of Class A Common Stock during this period. On February 11, 1998, Mr. Scheid's wife made various gifts of an aggregate of 120,000 shares of Class B Common Stock. Of these shares, 100,000 retained their status as shares of Class B Common Stock in the hands of the donees, and 20,000 shares were automatically converted into an equal number of shares of Class A Common Stock by operation of provisions set forth in the Company's Certificate of Incorporation. Mr. Scheid does not have any voting power or investment power with respect to the shares owned by his wife, and he disclaims beneficial ownership of such shares.

(b) Mr. Scheid has the sole power to vote or to direct the voting of securities he holds as Trustee, as well as the investment power, including the power to dispose or to direct the disposition, of the shares he holds as Trustee.

(c) Mr. Scheid has not effected any transactions in the Class A Common Stock other than as described herein during the 60 days prior to the date of this
     Schedule 13D.

(d)  Not Applicable.

(e)  Not Applicable.


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

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 1998

                              /s/ ALFRED G. SCHEID
                              ---------------------------------------------
                              Alfred G. Scheid, individually

                              /s/ ALFRED G. SCHEID
                              ---------------------------------------------
                              Alfred G. Scheid, as Trustee of the
                              Alfred G. Scheid Revocable Trust, dated
                              October 8, 1992


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